Exhibit 99.1

PRESS RELEASE

Cascades inc.	Téléphone : (819) 363-5100
404, boulevard Marie-Victorin	Télécopie : (819) 363-5155
Case postale 30
Kingsey Falls
(Québec) Canada
J0A 1B0

NORMAL COURSE ISSUER BID

Kingsey Falls, March 10, 2006   — Cascades Inc. (“Cascades”) announces that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares. Purchases pursuant to the normal course issuer bid will not commence prior to March 13, 2006 and will not continue beyond March 12, 2007. The Common Shares purchased shall be cancelled.

The notice will enable Cascades to acquire up to 4,040,417 Common Shares which represent approximately 5% of the 80,808,340 issued, and outstanding Common Shares as of March 9, 2006. During the last 12 months, Cascades purchased 537,900 Common Shares at an average cost of $10.54.

All purchases will be made through the Toronto Stock Exchange in accordance with its requirements.

Cascades considers that the shares to be acquired may, from time to time, be undervalued in the market and represent an excellent opportunity to enhance shareholder value.

For further information : Mr. Christian Dubé Vice-president and Chief Financial Officer Cascades Inc. Telephone: (819) 363-5168 christian_dube@cascades.com	Source : Mr. Robert F. Hall Vice-president Legal Affairs and Corporate Secretary Cascades Inc.

Mr. Marc Jasmin Director, Investor Relations Cascades Inc. Telephone: (514) 282-2681 marcjasmin@cascades.com